UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2011	Commission File Number: 001-35297

FORTUNA SILVER MINES INC.
(Name of registrant)

355 Burrard Street, Suite 840
Vancouver, British Columbia
Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Enclosed:

News Release

Fortuna to Begin Trading on the New York Stock Exchange on September 19, 2011

Vancouver, September 15, 2011-- Fortuna Silver Mines Inc. (TSX: FVI / Lima Stock Exchange: FVI / www.fortunasilver.com) is pleased to announce that it has been approved to list its common shares on the New York Stock Exchange (“NYSE”) on September 19, 2011 under the trading ticker symbol “FSM”. The Company will retain its listings on the Toronto Stock Exchange (“TSX”) and the Lima Stock Exchange (“BVL”), both under the symbol “FVI”.

Jorge A. Ganoza, Fortuna President, CEO and Director, stated: “As a growing multinational mining corporation, Fortuna’s size and market capitalization have increased significantly. It is the right time for the Company to take this step and we believe our shareholders will benefit from listing on the NYSE, one of the world’s premier securities markets. The Company looks forward to the opportunity to broaden its investor base as our business continues to expand.”

“We welcome Fortuna Silver Mines Inc. to the NYSE Euronext family of listed companies and to New York Stock Exchange,” said Scott Cutler, Executive Vice President, NYSE Euronext. “Fortuna Silver Mines and its shareholders will benefit from superior market quality and technology, a broad array of issuer and investor services and a global brand association. We look forward to building a strong and lasting partnership with the Company and its shareholders.”

Fortuna Silver Mines Inc.

Established in 2004, Fortuna is a growth-oriented, silver and base metal producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico. The Company is selectively pursuing additional acquisition opportunities. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Stock Exchange: FVI

Investor Relations:
Management Head Office: Carlos Baca- Tel: +51.1.616.6060, ext. 2
Corporate Office: Ralph Rushton - Tel: +1.604.484.4085

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of the time of commencement, commissioning and full production, future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna’s mining and mine development activities, risks inherent in mineral exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2011	FORTUNA SILVER MINES INC.
	By:	/s/ Sally Whittall
		Name:	Sally Whittall
		Title:	Secretary